

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 4, 2007

Mr. R.A. Walker
Senior Vice President, Finance and Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

      Re: Anadarko Petroleum Corporation
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed February 28, 2007
             File No. 001-08968

Dear Mr. Walker:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Oil and Gas Properties and Activities, page 4

Proved Reserves, page 4

We have reviewed your supplemental response to comment nine of our letter dated March 22, 2007. You indicate that the recovery factor assumed for the K-2 field was conservative based on your interpretation of a sheet sand depositional environment. However, we note that in the table of recovery factors by depofacies, provided in your response, a sheet sand depofacies provides the highest of all recovery factors. In addition, you assumed support from an aquifer which is apparently not present. Given that you are now estimating a recovery factor much lower, explain to us why you believe that your original interpretation was not incorrect, resulting in an overestimation of recovery factor and thus proved reserves. As part of your response, explain why you believe that you had enough reliable data to estimate the recovery factor or the presence of aquifer support, and thus the proved reserves, with the reasonable certainty required by Rule 4-10(a) of Regulation S-X. Separately, explain to us how you have considered restating your reserves for the relevant time periods to remove the proved reserve volumes represented by the downward revision. Similarly address how you have considered corresponding changes to your financial statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the

Mr. R.A. Walker
Anadarko Petroleum Corporation
June 4, 2007
Page 3

      filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

            Sincerely,

            H. Roger Schwall
            Assistant Director